

December 18, 2013

Via E-mail
Paul Davis Fancher, Esq.
Troutman Sanders LLP
600 Peachtree Street N.E., Suite 5200
Atlanta, Georgia 30308-2216

> **Re: AGCO Corporation**
> **Amendment No. 1 to Schedule TO**
> **Filed December 12, 2013**
> **File No. 005-43776**

Dear Mr. Fancher:

We have reviewed your amendment and response letter and have the following comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

General

1.   We refer to your response to prior comment 3. We are unable to agree with your response that the Conversion Option is consistent with Exchange Act Rules 13e-4(f)(6) and 14e-5. In reaching this determination, it remains unclear why the conversion of the notes into cash payable by the issuer does not constitute a prohibited "purchase" within the meaning of Rule 14e-(5)(a). In addition, it does not appear that any of the exemptions from Rule 14e-5 are available. Specifically, we do not believe that issuer may rely on the Rule 14e-5(b)(7) exemption given that the Conversion Option is at the discretion of the holder and is payable in cash at a price that will not be determined until after the date a holder exercises the Conversion Option. Further, it appears that the Conversion Option is a purchase that is prohibited by 13e-4(f)(6) since the option will remain open to holders through March 31, 2014, which will encompass the ten business days following expiration of the Repurchase Offer.

2.   We note your response to prior comment 4. Without necessarily agreeing with the analysis contained in your response, the staff will not undertake any further review of the issue at this time given that holders have a minimum of three months to elect to convert their Notes following the triggering of such right under Article XIV of the Indenture and, as you noted in telephone calls with the staff, Note holders have been entitled to exercise

their Conversion Option since April 1, 2013 and the Conversion Option will remain open through March 31, 2014.

3.   We note the disclosure indicating that the Notes are currently convertible through at least December 31, 2013 and that whether or not the Notes are convertible after December 31, 2013 will depend on whether the requirements triggering the right to convert are met in the future. We understand from our telephone conversations with you that as of the close of business on December 16, 2013, the Notes are now convertible through March 31, 2014. Please update the disclosure accordingly.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions